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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julie Sherman Angela Connell Christopher Edwards Christine Westbrook

Re:	Berkeley Lights, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Confidentially submitted on June 12, 2020 CIK No. 0001689657

Ladies and Gentlemen:

On behalf of our client, Berkeley Lights, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on May 1, 2020 (the “Draft Submission”) and a revised Draft Submission on June 12, 2020 (the “Amendment No. 1”). The Registration Statement has been further revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on June 25, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of the Registration Statement, including copies which have been marked to show changes from Amendment No. 1, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

June 26, 2020

Amendment No. 1 to Draft Registration Statement on Form S-1

Business

Licenses and Collaborations

UC Regents license agreement, page 128

1.	We note your response to comment 12. Please expand your discussion to quantify the value of the shares of common stock issued to UC Regents at the time of the issuance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130 of the Registration Statement.

Description of Capital Stock

Anti-takeover provisions, page 164

2.

We note your response to comment 13. Please also state in the prospectus that there is uncertainty whether a court would enforce such provision. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts brought to enforce any duty or liability created by the Securities Act or the rules and regulations promulgated thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 58 and 166 of the Registration Statement.

* * *

June 26, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	Eric Hobbs, Ph.D., Berkeley Lights, Inc.

Shaun Holt, Berkeley Lights, Inc.

Stuart Merkadeau, Berkeley Lights, Inc.

Alexander White, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP